Exhibit 23(p)(4)

PNC Code of

Business Conduct

& Ethics

ETHICS &

VALUES

At PNC, we share a drive to win and a promise to make banking easy for our customers. We should always remember that how we go about achieving our goals and delivering on our promise is just as important as the result.

Along with good judgment, our core values and common sense, the PNC Code of Business Conduct and Ethics provides an important guide for how to conduct business and carry out our daily responsibilities in an appropriate manner. The Code applies to all employees and board members of PNC, and helps us continue a reputation for excellence among all we serve.

Together, we have worked very hard to build a successful and well-respected company. We simply cannot tolerate unethical behavior. Remember, you are obligated to report any suspected or known violations of PNC’s Code to your supervisor, your human resources representative, the corporate ombudsman or by making an anonymous report to the PNC Business Conduct and Ethics Hotline at 1-866-785-9753.

To consistently perform, grow and deliver PNC’s promise of ease, confidence and achievement requires an unwavering commitment to our values and our Code. Each of us brings the power of PNC to life, and each of us is accountable to do the right thing – every day.

Jim Rohr

Chairman and

Chief Executive Officer

The PNC Financial Services Group

One PNC Plaza 249 Fifth Avenue Pittsburgh Pennsylvania 15222-2707

www.pnc.com

I. Code of Business Conduct and Ethics: The PNC Principles

At PNC we are leading the way in everything we do, including the way we conduct our business. Our most valuable assets at PNC are our reputation and the confidence placed in all of us by our shareholders, employees, regulators, and of course our customers. To be a leader in every community we serve, we must hold ourselves to the highest standards of ethics, business conduct and compliance throughout our organization. We pride ourselves in making the complex refreshingly easy and inspiring customer confidence at every turn. Set forth below are the ethical principles that guide our actions.

•	We maintain the highest standards of honesty and integrity in matters relating to our shareholders, customers, employees and regulators.

We strive to be worthy of the trust placed in us by those with whom we deal and to treat them with respect.

•	We comply with laws and regulations pertaining to our business.

Given the highly regulated environment in which PNC operates, each of us takes seriously the responsibility to comply with relevant laws and regulations in all PNC transactions and in all decisions we make with respect to PNC transactions. In parts of our business, these laws and regulations can impose fiduciary responsibilities, which guide us when acting on behalf of our customers. We do not intentionally engage in conduct that violates applicable laws and regulations.

•	We encourage and facilitate the reporting of unethical or illegal behavior. We will not tolerate retaliation for reports of such conduct made in good faith.

We take upon ourselves the obligations to act ethically and in compliance with the law and to report unethical or illegal behavior. We will not permit adverse employment action to be taken against an employee in retaliation for that employee having filed a good faith report of an alleged violation of the Code of Business Conduct and Ethics.

•	We avoid situations that present conflicts of interest.

We have a fundamental obligation to make sound business decisions in the best interests of PNC undistorted by our personal interests. We owe a duty to the company not to take corporate opportunities for ourselves and not to compete with PNC.

•	We maintain the confidentiality of company and customer information in compliance with applicable laws.

We have policies and procedures designed to protect confidential customer and company information. We use this information only for legitimate business purposes and do not disclose it to those without any entitlement to it. We do not use material non-public information as a basis on which to trade in securities of PNC or other companies or to recommend to others that they trade in such securities.

•	We protect PNC’s property and use it for legitimate business purposes, but not for improper personal gain or benefit.

We treat company assets with care and avoid waste of corporate resources. We do not use our position with PNC for improper personal gain or benefit.

•	We endeavor to deal fairly with PNC’s customers, suppliers, competitors and employees.

We do not take unfair advantage through manipulation, concealment, abuses of confidential information, or misrepresentation of material facts.

•	We employ accounting, auditing and recordkeeping practices that are designed to meet legal and business requirements.

Most of us participate at least to some extent in the recording, processing or analyzing of financial or other information related to PNC and its businesses or in the review and audit of these activities and the information that results. These processes exist to assist in business decision-making and the evaluation of PNC’s performance by the Board and senior management and to facilitate compliance with legal and other requirements for retention of information and its disclosure to others. We are responsible, to the extent we participate in any of these processes, for helping ensure that the information regarding PNC, its businesses, and its performance that we record, process and analyze is accurate, comprehensive and recorded in accordance with applicable legal or accounting principles and that it is made available to those with a need to know the information on a timely basis. Those of us with a substantive role in the preparation of SEC filings and other forms of public disclosure regarding PNC are also responsible for helping ensure that PNC’s public disclosure provides a full, fair, accurate, timely and understandable reflection of the company’s financial position and results. All of us are responsible for bringing any evidence of accounting fraud or fraud in financial reporting or internal accounting controls to the attention of senior management or to the Corporate Ombudsman. The Chief Executive Officer, Chief Financial Officer, and Controller are each deemed to be subject to this principle of the Code of Business Conduct and Ethics in its entirety.

II. Your Responsibilities Under the Code of Business Conduct and Ethics

As a PNC employee or director, you must:

•	Have a basic familiarity with the matters covered by the Code of Business Conduct and Ethics and understand how the Code of Business Conduct and Ethics applies to your job responsibilities.
•	Comply with the Code of Business Conduct and Ethics.
•

Report matters involving unethical business conduct, inadequate compliance or disclosure, known or suspected violation of any significant PNC policy or other misconduct. Section IV outlines the steps that should be taken when communicating a suspected problem, concern or ethical violation. If you are in doubt as to the best course of action in a particular situation, you are encouraged to seek guidance from your supervisor, Employee Relations or the Corporate Ombudsman.

•	Complete required Code of Business Conduct and Ethics training in a timely manner.
•	Cooperate in PNC investigations, auditing and monitoring procedures and provide requested documentation.
•	Certify, when hired and at other times during your employment, that you have received, read, understood and will comply with the Code of Business Conduct and Ethics.
•	Assist PNC in maintaining a culture of ethical behavior through example and by actively discouraging unethical business conduct by others acting on behalf of PNC.

Failure of any PNC employee to fulfill his/her responsibilities under the Code of Business Conduct and Ethics may result in disciplinary action up to and including termination of employment.

You should understand that violations of laws or regulations may also result in legal proceedings and penalties including, in some circumstances, criminal penalties.

If you are in a leadership position at PNC, you are also expected to:

•	Support a work environment where ethical business conduct is recognized and valued.
•	Communicate to employees about how the Code of Business Conduct and Ethics applies to their everyday activities. Your own behavior should be a model for other employees.
•

Create an environment where employees feel comfortable asking questions about and reporting potential violations of the Code of Business Conduct and Ethics or other significant PNC policies. Encourage employees to raise their questions and concerns.

•

Take prompt corrective action to remedy business conduct inconsistent with the Code of Business Conduct and Ethics, and where appropriate, in consultation with Employee Relations or the Corporate Ethics Office, support disciplinary action for violations of the Code of Business Conduct and Ethics.

III. Administering the Code of Business Conduct and Ethics

The Corporate Ombudsman in the Corporate Ethics Office is responsible for overseeing administration of the Code of Business Conduct and Ethics and reporting periodically to PNC’s Board of Directors or an appropriate Board committee. PNC has established an Ethics Policy Committee, chaired by the Chief Regulatory Officer, to resolve policy issues relating to the Code of Business Conduct and Ethics, oversee resolution of major ethical issues, approve exceptions and receive and review reports relating to the Code’s administration.

Any director or employee who seeks an exception to any provision of the Code of Business Conduct and Ethics should request such an exception from the Corporate Ombudsman. In the case of directors and executive officers1, any proposed exception must be approved by the Audit Committee of the Board of Directors. An exception means approval of a material departure from a provision of the Code of Business Conduct and Ethics, whether in advance of a material departure or in the form of a waiver of a material departure that has already occurred. PNC will publicly disclose exceptions granted to directors and executive officers to the extent required by law or the rules of the New York Stock Exchange.

The Audit Committee of PNC’s Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of any fraud relating to or affecting the preparation of PNC’s financial statements, SEC or other regulatory financial reports, or the operation of PNC’s internal controls that involve executive management or other employees with a significant role in PNC’s financial reporting, public disclosure or internal controls.

IV. Reporting Ethical Violations and Non-Retaliation

Employees are reminded of their obligation to report any unethical business conduct and any known or suspected violations of the Code of Business Conduct and Ethics, the Employee Conduct Policies or any other significant PNC policies. You will be protected from any retaliation for good faith reporting. PNC offers employees many ways to raise concerns about unethical business conduct and possible Code of Business Conduct and Ethics or other significant PNC policy violations. All reports will be investigated and appropriate action taken in accordance with PNC’s policies and procedures. Reports involving an executive officer or a member of the Board of Directors will generally be referred to the Chief Regulatory Officer, the General Counsel, or the Audit Committee Chair unless otherwise specified under another policy.

V. Other PNC Policies and Procedures

In addition to the Code of Business Conduct and Ethics, PNC has other important policies and procedures applicable to your daily activities. For example, you should become familiar with and adhere to the Employee Conduct Policies set forth in the Employee Manual, many of which relate to types of conduct similar to those covered by the Code of Business Conduct and Ethics. PNC and your business unit may also have additional policies and procedures that must be followed. Remember, you must report any unethical business conduct or suspected violations of significant policies, as set forth above.

To make a report, you may contact any of the following people:

•	Your supervisor or manager
•	The Employee Relations Information Center (ERIC) at 1-866-661-3742
•	The Corporate Ombudsman at 412-768-8507

If you wish to make an anonymous report, call the PNC Business Conduct and Ethics Hotline, available to all employees, 24 hours a day, 7 days a week at 1-866-785-9753. If you choose to make a report anonymously, you are encouraged to provide sufficient detail regarding the known or suspected violation to permit a complete investigation. The PNC Business Conduct and Ethics Hotline is also available to concerned individuals outside the company.

1	For purposes of this policy, executive officers are those officers designated by the company as Section 16 Officers under Section 16 of the Securities Exchange Act of 1934.